(a) Not applicable.
(b) Not applicable.
(c) Not applicable.
(d) Not applicable.
(e) Not applicable.
(f) Not applicable.
(g) Effective August 20, 1999 Colonial Investment Grade Municipal Trust has increased its internal limit from 5% to 15% of net assets as the maximum amount that can be invested in inverse floaters.